Louis Lehot

T: +1 650 843 5949

llehot@cooley.com

October 25, 2013

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Adams
Doug Jones
Patrick Kuh
Max A. Webb

Re:	CHC Group Ltd.
Amendment No. 1 to the Registration Statement on Form S-1
Filed September 19, 2013
File No. 333-191268

Dear Mr. Webb:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of our client, CHC Group Ltd. (the “Company”), is Amendment No. 1 to the Company’s registration statement on Form S-1 (“Amendment No. 1”). Amendment No. 1 updates the Company’s registration statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2013 (Commission file no. 333-191268).

Amendment No. 1 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 16, 2013, with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No. 1 marked to show changes from the Registration Statement filed with the Commission on September 19, 2013.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5059     F: (650) 849-7400

U.S. Securities and Exchange Commission

October 25, 2013

Page Two

Staff Comments and Company Responses

Prospectus Cover Page

1.	Please remove the reference to “Joint Book-Running Managers” from the prospectus cover page.

Response: The Company has deleted the reference to “Joint Book-Running Managers” from the prospectus cover page of Amendment No. 1.

Prospectus Summary, page 1

2.	Please confirm that you will include legible copies of all graphics in a pre- effective amendment.

Response: The Company acknowledges the Staff’s comment and confirms that it will include legible copies of all graphics in a pre-effective amendment and will provide such copies to the Staff.

3.	Please balance your summary discussion by disclosing in the opening paragraphs your net losses for the last three fiscal years and most recent interim period.

Response: The Company acknowledges the Staff’s comment and has revised the overview to include disclosure that the Company has incurred net losses in the past five years, including the Company’s net losses in each of the last three fiscal years and the latest interim period, as well as on a cumulative basis since its inception, on pages 3 and 20.

4.	Please provide a basis for your statement that you are “the world’s largest commercial operator of helicopters based on revenue and number of heavy and medium helicopters flown.” If you intend to use revenue and number of heavy and medium helicopters flown as the basis for this assertion, please provide that data in this paragraph.

Response: The Company advises the Staff that the Company has revised the disclosures on pages 1, 8, 51, 97 and 105 of Amendment No. 1 to provide a basis for the statement referenced above.

5.	Please revise to state as a belief or provide a basis for your statement that you “provide the highest level of service in the industry, enabling [y]our customers to go further, do more and come home safely.”

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5949     F: (650) 849-7400

U.S. Securities and Exchange Commission

October 25, 2013

Page Three

Response: The Company advises the Staff that the Company has revised the disclosures on pages 1, 51 and 97 of Amendment No. 1 to clarify that the Company believes its fulfillment of its mission will enable the Company’s customers to go further, do more and come home safely.

6.	Please revise to clarify what is meant by the terms “substantial MRO capability” and “high-value engineering” on page 2.

Response: The Company advises the Staff that the Company has revised the disclosures on pages 2, 51, 97 and 103 of Amendment No. 1 to revise such disclosure and to clarify what is meant by the terms referenced in the Staff’s comment.

7.	Please explain how a company with all the advantages you list has been unable to make a profit. Is it that you have no pricing ability because of competition?

Response: The Company advises the Staff that the Company has revised the disclosures on pages 3 and 20 of Amendment No. 1 to describe the principal factors that led to the Company’s net losses over the past five fiscal years. See also the Company’s response to the Staff’s third comment.

8.	Please revise the tables on page 2, page 51, and elsewhere as appropriate so that financial and other information read consistently from left to right in the same chronological order. We note, for example, that your consolidated financial statements beginning on page F-3 begins with the latest period and ends with the earliest period while your operating metrics table summary data begins with the earliest period and ends with the latest period. Refer to SAB Topic 11.E for guidance.

Response: The Company has revised the financial and other information, including the consolidated financial statements beginning on page F-3 in Amendment No. 1, such that they read consistently from left to right in the same chronological order as the tables on pages 2 and 53.

Our Market Opportunity, page 3

9.	Please revise this section, as applicable, to disclose the sources for all industry statistics, trends, projections and facts that you cite, including the names of all reports. Please similarly revise the industry section beginning on page 90.

Response: The Company advises the Staff that the Company has revised the disclosures on pages 3, 5, 93, 94, 95, 96 and 98 of Amendment No. 1 to clarify which statements are based on the Company’s belief or experience, as applicable, and to provide a basis for other statements.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5949     F: (650) 849-7400

U.S. Securities and Exchange Commission

October 25, 2013

Page Four

Our Operations, page 3

10.	We note your statement on page 4 that “a meaningful portion of [y]our third party Heli-One revenue is derived from ‘power by the hour’ contracts.” Please revise to clarify this statement through quantitative terms.

Response: The Company advises the Staff that the Company has revised the disclosures on pages 4, 23, 52 and 99 of Amendment No. 1 to clarify the statement referenced above through quantitative terms.

Our Fleet, page 4

11.	In the third full paragraph on page 5, please clarify if the fleet value of $2.95 billion represents book value or fair value. If fair value, disclose the basis for such valuation.

Response: The Company advises the Staff that the Company has revised the disclosures on pages 5 and 100 of Amendment No. 1 to clarify that the fleet value of $2.95 billion represents appraised market value.

12.	In the same paragraph noted above, please explain what “weighted average age based on appraised market” represents and how such was determined.

Response: The Company advises the Staff that the Company has revised the disclosures on pages 5 and 100 of Amendment No. 1 to explain what “weighted average age based on appraised market value” represents and how it was determined.

Competitive Strengths, page 7

13.	Please remove the phrase “proven track record” from the first bullet point on page 8 and from the second bullet point on page 102.

Response: The Company has deleted the statements referenced above and revised the disclosures on pages 9 and 106 of Amendment No. 1.

14.	Please revise to state as a belief or provide us with a basis for the statements on pages 8 and 103 that you offer “superior and differentiated services to [y]our customers,” on pages 9 and 103 that you “create superior value,” and on pages 10 and 104 that you “will continue to build on [y]our customer-centric culture and track record of being responsive to [y]our customers’ unique requirements.”

Response: The Company advises the Staff that the Company has revised the disclosures on pages 9, 11, 107 and 108 of Amendment No. 1 to address each of the claims identified in the statements referenced above, including to indicate that such claims are to the Company’s belief or based on its experience, as applicable.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5949     F: (650) 849-7400

U.S. Securities and Exchange Commission

October 25, 2013

Page Five

Our Business Strategy, page 9

15.	Please provide us with a basis for your statement that you have an “industry-leading” safety record.

Response: The Company advises the Staff that the Company has deleted the references to the Company’s safety record as “industry-leading” on pages 10 and 107 of Amendment No. 1.

16.	Please also revise to state as a belief or provide a basis for the statements on page 10 that you have a “track record of being responsive to [y]our customers’ unique requirements” and that “innovation is in everything [you] do.”

Response: The Company advises the Staff that the Company has revised the disclosures on pages 11 and 108 of Amendment No. 1 to indicate that the statements referenced above are as to the Company’s belief.

Summary Historical Financial Data, page 15

17.	As proceeds of the offering will be used to redeem 10% of the aggregate principal amount of your senior secured notes and to repay borrowings under the existing senior secured revolving credit facility, please provide pro forma earnings per share data (basic and diluted) giving effect solely to the repayment of debt with proceeds of the shares used for this purpose. Please present this pro forma data for the most recent fiscal year and interim periods and balance sheet date presented. In addition, please also provide a note that explains the basis of the computation of this pro forma information including how much debt will be repaid, the amount of shares with its estimated IPO price used for this purpose, and the related pro forma weighted average shares outstanding. Please revise here accordingly and elsewhere in the filing as appropriate.

Response: The Company advises the Staff that the Company has revised the disclosures on pages 17, 18 and 50 of Amendment No. 1 to include references to pro forma data, and will calculate and compute such pro forma data in a subsequent filing.

Risk Factors, page 18

General

18.	We were unable to locate any discussion of the emphasis on fracking, which appears to be driving a lot of the increased production and proved reserves and which does not need helicopter assistance since it occurs on dry land. Is that a risk or a trend that might slow your development?

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5949     F: (650) 849-7400

U.S. Securities and Exchange Commission

October 25, 2013

Page Six

Response: The Company advises the Staff that the Company has added disclosure relating to fracking to the risk factor entitled “Our operations are largely dependent upon the level of activity in the oil and gas industry” on page 30 of Amendment No. 1. The Company supplementally advises the Staff that fracking is primarily done in North America where the Company currently has limited Helicopter Services operations.

Our business in countries with a history of corruption, page 26

19.	Please revise the Business section to briefly describe what steps you are taking to prevent violation of the FCPA.

Response: The Company advises the Staff that the Company has revised the disclosure on page 112 of Amendment No. 1 to describe the steps the Company has taken to prevent violation of the FCPA.

20.	Pleased update the last sentence of this section.

Response: The Company advises the Staff that the Company has updated the disclosure on page 28 of Amendment No. 1.

We have identified three significant deficiencies, page 35

21.	Please disclose in your filing how you remediated the three significant deficiencies in your internal control over financial reporting.

Response: The Company advises the Staff that the Company has revised the disclosure on page 37 of Amendment No. 1 to disclose how it remediated the three significant deficiencies in its internal control over financial reporting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

Summary Results of Operations, page 55

22.	The last sentence of footnote (ii) that starts on page 55 refers to a reconciliation of adjusted EBITDAR margin. Please advise where this is located.

Response: The Company advises the Staff that the Company has revised the reference from “reconciliation” to the calculation of the Company’s Adjusted EBITDAR margin on pages 18 and 58 of Amendment No. 1.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5949     F: (650) 849-7400

U.S. Securities and Exchange Commission

October 25, 2013

Page Seven

For the Three Months Ended July 31, page 57

Consolidated Results of Operations, Page 57

23.	Throughout your analysis here and for other comparable periods on a consolidated or segment basis, as appropriate, please expand your disclosure to quantify and analyze each identified factor contributing to a change in your various revenue and expense categories so that investors may understand the magnitude and relative impact of each. For example, you disclose on page 57 (i) that Helicopter Services revenue was flat due primarily to the continued grounding of the EC225 offset by increases in revenue from new flying contracts and changes to existing contracts in the North Sea, Asia Pacific and the Africa-Euro Asia regions, and (ii) the additional revenues from new contracts in Norway, Ireland, England, Scotland, Australia, South East Asia, Nicaragua, Mozambique and Benin were partially offset by expired contracts in Denmark, the Netherlands, and the Falklands combined with a decrease in adhoc flying hours in the North Sea compared to the prior year quarter, without quantifying any of these factors.

Response: The Company advises the Staff that the Company has revised the disclosures on pages 59, 60, 63, 64, 65, 69, 70, 71 and 72 of Amendment No. 1 to expand disclosure and to quantify and analyze factors contributing to material changes in the Company’s results.

24.	Also, throughout your analysis here and for other comparable periods on a consolidated or segment basis, please discuss, as appropriate, underlying factors associated with the variance factors cited. For example, on page 57 you disclose that Heli-One’s revenue increased by $3.1 million due primarily to an increase in third-party non-PBH revenue, which includes airframes and components, but you do not explain why third-party non- PBH revenue increased. Refer to Section 501 of the Financial Reporting Codification for further guidance.

Response: The Company advises the Staff that the Company has revised the disclosures on pages 59, 60, 61, 63, 64, 65, 69, 70, 71 and 72 of Amendment No. 1 to discuss additional material underlying factors contributing to variances in the Company’s results.

25.	Please explain in greater detail the preferential commercial and financial terms offered to you by your stakeholders in regard to maintenance costs and disclose whether you believe the preferential terms will continue.

Response: The Company advises the Staff that the Company has revised the disclosure on page 60 of Amendment No. 1 to provide greater detail on the preferential commercial and financial terms enjoyed by the Company during the period, and to confirm that the Company expects that such terms will not be extended in future periods.

26.	Please clarify why an additional investment in parts inventory to improve helicopter availability affected your maintenance costs as cited in your disclosure here and on page 61.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5949     F: (650) 849-7400

U.S. Securities and Exchange Commission

October 25, 2013

Page Eight

Response: The Company advises the Staff that the Company has revised the disclosures on pages 60 and 63 of Amendment No. 1 to clarify why an additional investment in parts inventory to improve helicopter availability affected its maintenance costs.

Depreciation, page 58

27.	Please disclose the approximate date when you plan to exit certain helicopter types and the number of helicopters involved in your plan.

Response: The Company advises the Staff that the Company has revised the disclosures on page 61 of Amendment No. 1 to disclose the approximate date when it plans to exit certain helicopter types and the number of helicopters involved in its plan.

Income Tax Recovery (Expense), page 59

28.	Please indicate whether the tax rate change for the U.K. was an increase or decrease to the rate.

Response: The Company advises the Staff that the Company has revised the disclosure on page 62 of Amendment No. 1 to indicate the tax rate change for the U.K. was a decrease to the rate.

Segmented Results of Operations, page 60

Helicopter Services, page 60

For the three months ended July 31, page 60

29.	Throughout your analysis here and for other comparable periods on a consolidated and segment basis, as appropriate, please discuss the factors and their proportionate effect that contributed to a material change in the adjusted EBITDAR margin. We note here that the margin increased to 37.2% from 30.3% without a specific analysis of this change.

Response: The Company advises the Staff that the Company has revised the disclosures on pages 63, 69 and 70 of Amendment No. 1 to provide additional specific analysis of the material factors that drove the improvement in adjusted EBITDAR margin during the period.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5949     F: (650) 849-7400

U.S. Securities and Exchange Commission

October 25, 2013

Page Nine

The Fiscal Year Ended April 30, 2013 Compared to the Fiscal Year Ended April 30, 2012, page 61

Consolidated Results of Operations, page 62

Direct Costs, page 63

30.	In regard to the decreased maintenance costs, please clarify what the cited factor of “lower maintenance costs incurred to return a leased helicopter” is relative to.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 of Amendment No. 1. The Company supplementally advises the Staff that a common condition under aircraft operating leases is the requirement to return the leased aircraft in a certain condition upon lease termination. Typically, an aircraft is expected to be returned to the lessor with a weighted average of at least 50 percent of the eligible flight time remaining on each aircraft component. The Company accounts for lease return costs in a manner similar to the accounting for contingent rent. The expense for lease return costs is recognized beginning when such costs become probable and estimable. Due to the numerous components, varying maintenance cycles and utilization rates of aircraft, it is not always possible to reliably estimate this cost until near the end of the lease term. Therefore, period to period variations arise due to the condition and number of leased aircraft which are to be returned in any given period. In the fiscal year ended April 30, 2013, lower aircraft return costs were recognized than in the prior year because the Company had a lower number of leased aircraft to be returned.

Depreciation, page 64

31.	Please explain why rotables affect depreciation expense. In so doing, indicated whether rotables are depreciable assets or an inventory item. If a depreciable asset, explain why they are considered such and state the depreciable life.

Response: The Company advises the Staff that the Company has revised the disclosures on pages 66, 73 and F-14 of Amendment No. 1 to explain why rotables affect depreciation expense. The Company supplementally advises the Staff that rotable or repairable parts are normally repaired and reused multiple times on a helicopter. In accordance with ASC 908-360-45-1, the Company’s rotable parts are classified as fixed assets. The rotable parts are depreciated on a pooled basis to their estimated residual value on a 20% declining balance basis in accordance with ASC 908-360-35, which states that rotable parts and assemblies are normally depreciated over their useful lives according to a group method. The Company’s accounting policy for rotable and repairable parts is disclosed in Note 2(k)(i) to the Company’s consolidated financial statements on page F-14 of Amendment No. 1.

Financial Condition and Sources of Liquidity, page 75

32.	Please revise your contractual obligations table on page 80 to include your funding obligations for your defined benefit pension plans.

Response: The Company advises the Staff that the Company has revised the contractual obligations table on page 83 of Amendment No. 1 to include its funding obligations for its defined benefit pension plans.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5949     F: (650) 849-7400

U.S. Securities and Exchange Commission

October 25, 2013

Page Ten

Business, page 94

33.	Please revise to state as a belief or provide us with a basis for statements such as those on page 99 that you have “state-of-the-art” safety management and a “world-class” operating track record.

Response: The Company advises the Staff that the Company has revised the disclosure on page 102 of Amendment No. 1 to delete the statements referenced above.

Aviation Regulations, page 107

34.	Please reconcile your disclosure on page 50 that you provide services consisting of “flying operations” in the Americas with your lack of disclosure in this section regarding compliance with North American aviation regulations, or advise.

Response: The Company supplementally advises the Staff that the Company’s flying activities in the Americas are primarily regulated by the respective national aviation authorities described in the sections captioned “Canada,” “Brazil,” and “Other Countries and Regulations” on pages 111 and 112 of Amendment No. 1. In addition, the Company has revised the disclosure on page 52 of Amendment No. 1 to insert a cross reference to the section entitled “Aviation Regulations” beginning on page 110 of Amendment No. 1.

Management, page 111

Executive Compensation, page 116

35.	We note your disclosure on page 129 that your board adopted a Management Equity Plan in November 2011. We also note your reference to “the full text of the plan which is attached as Exhibit 10.6 to [y]our Form S-4 registration statement filed with the SEC on January 18, 2012.” Although it appears that you have included this plan as Exhibit 10.7 to this filing, “Amended and Restated 2011 Management Equity Plan of 6922767 Holding (Cayman) Inc.,” please revise this section to clearly identify the subsidiary that adopted this plan.

Response: The Company advises the Staff that the Company has revised the disclosure on page 132 of Amendment No. 1 to clearly identify the affiliated entity that adopted the plan referenced above.

Description of Share Capital, page 151

36.	We note your statement that “[a]ll outstanding ordinary shares are fully paid and nonassessable.” As this is a legal conclusion, either attribute the statement to legal counsel or remove it.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5949     F: (650) 849-7400

U.S. Securities and Exchange Commission

October 25, 2013

Page Eleven

Response: The Company has deleted the statement referenced above. See page 154 of Amendment No. 1.

Underwriting, page 169

37.	Please provide us with the materials to be used in the directed share program.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the Staff with the materials to be given to prospective purchasers when such materials have been finalized. The Company further acknowledges that such submission must be made in a manner designed to allow the Staff sufficient time to review such materials.

Index to Consolidated Financial Statements, page F-1

38.	In view of the risk factor disclosed on page 34 in regard to your status as a holding company and reliance on distributions from your subsidiaries as your source of cash flow, please explain to us your consideration of Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X, and include required disclosures and schedules as appropriate.

Response: The Company supplementally advises the Staff that it has performed additional analyses of its financial statement requirements in light of the Staff’s comment. Rule 4-08(e) (3) of Regulation S-X requires specified disclosures when restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25% of the consolidated net assets as of the end of the most recent fiscal year. Restricted net assets of subsidiaries are defined as that amount of the registrant’s proportionate net assets (after intercompany eliminations) reflected in the balance sheet that may not be transferred to the parent company in the form of loans, advances or cash dividends by subsidiaries without the consent of a third party. As described in Note 15 of the Company’s consolidated financial statements, certain of the Company’s debt agreements contain covenants that restrict the ability of certain of the Company’s subsidiaries to pay dividends. As of the end of the most recent fiscal year, restricted net assets exceeded 25% of consolidated net assets. As a result, we have included the additional disclosure required by Regulation S-X 12-04 as Schedule I to Amendment No. 1 on pages F-64 and F-65 of Amendment No. 1 and additional disclosure required by Rule 4-08(e)(2) as an amendment to page F-31 of Amendment No.1.

Notes to Consolidated Financial Statements, page F-9

Note 17: Income Taxes, page F-38

39.

We note your disclosure that during the years ended April 30, 2013 and 2012, the change in valuation allowance includes an adjustment to the opening balance due to a change in judgment about the realizability of the related deferred tax assets in future years in addition to valuation allowance against current year losses. Please explain to us and disclose as appropriate (i) the amount of the

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5949     F: (650) 849-7400

U.S. Securities and Exchange Commission

October 25, 2013

Page Twelve

valuation allowance adjustment to the opening balance, (ii) the facts and circumstances that led to the change in judgment about the realizability of the related deferred tax assets in future years, and (iii) why you believe the adjustment to the opening balance is appropriate.

Response: The Company advises the Staff that the Company has revised the disclosure on page F-39 of Amendment No. 1. The Company further advises the Staff that in year ended April 30, 2012, in assessing the realizability of deferred tax assets, management took into consideration a number of facts and circumstances that ultimately led the Company to conclude that based on the weight of available evidence, it was no longer more-likely-than-not that a portion of the deferred tax assets would be realized. The Company had changed its view on certain potential tax planning initiatives, where decisions were made to change the global leasing structure of the group. The Company also completed a detailed jurisdictional budget which indicated that future taxable income would be lower than previously anticipated in certain jurisdictions. In the year ended April 30, 2013, departures from the jurisdictional forecasts led the Company to conclude that projected future taxable income could no longer be supported at a “more-likely-than-not” level. As a result, having considered all other sources of taxable income and weighing the positive and negative evidence, the Company concluded that further valuation allowances were required.

40.	Please include a reconciliation of the beginning and ending balances for the valuation allowance for each annual balance sheet period presented.

Response: The Company advises the Staff that the Company has revised the disclosure on page F-39 of Amendment No. 1.

41.	Please reconcile the change in the valuation allowance between fiscal 2013 and 2012 of $43,211 as presented in the table for deferred income tax assets on page F-39 to the amount of the change of $ 58,844 shown in the table for the income tax recovery (expense) on page F-38 and the statutory income tax reconciliation table on page F-39.

Response: The Company advises the Staff that the Company has revised the disclosure on page F-39 of Amendment No. 1.

Other

42.	Please consider the age of financial statements, as necessary, in any subsequent amended filing pursuant to Rule 3-12 of Regulation S-X.

Response: The Company confirms that it will continue to consider the age of the financial statements in any subsequent amended filing pursuant to Rule 3-12 of Regulation S-X.

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5949     F: (650) 849-7400

U.S. Securities and Exchange Commission

October 25, 2013

Page Thirteen

43.	Provide a currently dated consent from the independent registered public accountant in any amendment of this filing.

Response: The Company advises the Staff that the Company has filed a currently dated consent from Ernst & Young LLP, the Company’s independent registered public accountant, as an exhibit to Amendment No. 1. The Company further confirms that it will provide a currently dated consent from its independent registered public accountant in any subsequent amendment for this filing.

* * * *

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5949     F: (650) 849-7400

U.S. Securities and Exchange Commission

October 25, 2013

Page Fourteen

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to Michael Tenta (telephone: (650) 843-5636; email: mtenta@cooley.com or the undersigned at (telephone: (650) 843-5949; email: llehot@cooley.com) of Cooley LLP, counsel to the Company.

Sincerely,

/s/ Louis Lehot
Louis Lehot
For Cooley LLP

cc:	Michael O’Neill, Esq.
Russ Hill, Esq.
Joan Hooper

CHC Group Ltd.

Michael Tenta, Esq.
Yueting Liang, Esq.

Cooley LLP

Joshua Ford Bonnie, Esq.
Ryan Bekkerus, Esq.

Simpson Thacher & Bartlett LLP

Michael E. Michetti, Esq.
Scott R. Saks, Esq.
Joel M. Simon, Esq.

Paul Hastings LLP

Gary Miller

Ernst & Young LLP

3175 HANOVER STREET, PALO ALTO, CA 94304     T: (650) 843-5949     F: (650) 849-7400